AKW 3/14/14

14048134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BondDesk Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Pittinsky 646-430-6092
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SEC Mail Processing Section
MAR 04 2014
Washington DC
405

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/14

OATH OR AFFIRMATION

I, Jonathan Pittinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BondDesk Trading LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Douglas Fineman Reg No. 02FR6231650 Exp. 11/29/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BondDesk Trading LLC

Statement of Financial Condition

December 31, 2013

Contents

pwc

Independent Auditor's Report

To the Member of BondDesk Trading LLC:

We have audited the accompanying statement of financial condition of BondDesk Trading LLC as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

pwc

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of BondDesk Trading LLC at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS	
Cash and cash equivalents	$ 1,983,050
Restricted cash	545,514
Usage fees receivable, net	5,411,401
Receivable from clearing broker	121,564
Other assets	558,821
Property and equipment, net	392,700
Total assets	$ 9,013,050
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued liabilities	$ 298,883
Securities sold, not yet purchased, at fair value	496,290
Total liabilities	795,173
Member's equity:	
Member's equity	148,268,870
Receivable from affiliate	(140,050,993)
Total member's equity	8,217,877
Total liabilities and member's equity	$ 9,013,050

The accompanying notes are an integral part of this statement of financial condition.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

Notes to STATEMENT OF FINANCIAL CONDITION

December 31, 2013

NOTE 1 – ORGANIZATION AND BUSINESS

BondDesk Trading LLC (the "Company") was incorporated as a limited liability corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (formerly National Association of Securities Dealers, Inc.). The Company is a wholly-owned subsidiary of BondDesk Group LLC ("BondDesk"), a Delaware limited liability company. BondDesk Group LLC, formerly a wholly-owned subsidiary of NBD Holdings Corp, was acquired by Tradeweb Markets LLC ("Tradeweb") on November 1, 2013. The Company's primary business is to operate, for its broker/dealer clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk. The Company provides its broker/dealer clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities. In August 2003, the Company established a riskless principal division, titled BondDesk Direct. BondDesk Direct provides execution services to small and mid-sized dealers. In February 2007, the Company established another riskless principal division, titled BondDesk Institutional that provides execution services on a non-disclosed basis for institutional customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates and such differences could be material.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents consisted mainly of cash deposited in an overnight sweep account. The Company periodically assesses the creditworthiness of the financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Restricted Cash

The Company's total restricted cash balance was $545,514 and related to cash held in conjunction with the Company's securities sold, not yet purchased, at fair value.

Usage Fees Receivable

The Company evaluates the probability of collecting usage fees receivable on an ongoing basis and records an allowance to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of December 31, 2013, the Company recorded an allowance for doubtful accounts of $138,013. One customer represented 21% of usage fees receivable as of December 31, 2013.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

Financial Instruments and Securities Sold, Not Yet Purchased, at Fair Value

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in on or off-balance-sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2013. Securities sold, not yet purchased, are stated at fair value. The Company is exposed to downside market risk based on the amount, if any, that the market value of the security increases beyond the market value at which the position was sold.

Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the clearing broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations. However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified to the clearing broker for the customer accounts at December 31, 2013.

NOTE 3 – OTHER ASSETS

Other assets at December 31, 2013 include $200,000 as a deposit with National Financial Services LLP ("NFS") through which the Company clears its trades. This deposit is covered under a Proprietary Accounts of Introduction Brokers ("PAIB") agreement with NFS.

NOTE 4 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2013:

Computer equipment and software	$ 359,102
Furniture and equipment	383,216
Leasehold improvements	241,964
	984,282
Less: accumulated depreciation	(591,582)
	$ 392,700

NOTE 5 – INCOME AND OTHER TAXES

The Company operates as a single-member limited liability company. The Company is wholly-owned by its parent and is treated as a disregarded entity for U.S. federal income tax purposes. The Company's parent is owned by a partnership. The members of the partnership are individually liable for the income tax liability on the taxable income of the Company that eventually flows up to the partnership. The Company follows the authoritative guidance for uncertainty in income taxes included in FASB ASC 740, Income Taxes, as amended by Accounting Standards Update ("ASU") 2009-06, Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities. This guidance requires the Company to recognize a tax benefit from an uncertain position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company should measure the tax benefit as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Management has reviewed the Company's tax positions for the open tax years by major jurisdiction and has concluded that no provision for taxes is required in the Company's financial statements. Such open tax years vary by jurisdiction and remain subject to examination by taxing authorities. The earliest open year is 2010. The financial statements do not report a provision for income taxes and the Company has no uncertain tax positions. The Company was subject to entity level state and city taxes.

NOTE 6 – RELATED PARTY TRANSACTIONS

In December 2003, the Company entered into a formal expense-sharing agreement with BondDesk. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk, requires expenses paid on behalf of the Company by BondDesk to be reimbursed or directly paid by the Company.

The Company deposits amounts received from its customers into a centralized lockbox which transmits funds directly into a BondDesk account. Such cash receipts, net of amounts payable to BondDesk pursuant to the expense-sharing and licensing agreements has resulted in an intercompany balance due from BondDesk of approximately $140 million as of December 31, 2013. Such amount is presented as receivable from affiliate in the statement of financial condition and will be classified as a component of member's equity until paid.

The Company enters into transactions with members or affiliates of the ultimate owners of Tradeweb. At December 31, 2013, usage fees receivable included approximately $1,025,000 of receivables from members or affiliates of the ultimate owners of Tradeweb.

Subsequent to the acquisition of BondDesk by Tradeweb, the Company earned usage fees from members or affiliates of the ultimate owners of Tradeweb.

NOTE 7 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments sold, but not yet purchased, at fair value are reflected in the statement of financial condition. Fair value is the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to transfer a liability occurs in the principal market for the liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Observable inputs other than Level 1 quoted prices, such as non-binding quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the investments carried on the statement of financial condition by level within the hierarchy as of December 31, 2013:

	Level 1	Level 2	Level 3	Balance at December 31, 2013
Securities sold, not yet purchased, at fair value	$ -	$ 496,290	$ -	$ 496,290

The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2013.

Level 2 quoted prices are generally obtained from an independent third-party broker or dealer, and may include prices derived from model-based valuation techniques for which the significant assumptions are observable in the market or corroborated by observable market data.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

NOTE 8 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had a net capital deficiency of $75,904 which was $175,904 below its required net capital of $100,000. The net capital deficiency was due to cash deposits the Company held in a foreign account of a United States financial institution as a result of the Company's participation in an overnight offshore cash sweep facility. These cash deposits are non-allowable assets in the calculation of net capital; however the cash deposits were initially considered allowable assets by the Company. On January 24, 2014, the Company stopped using this overnight offshore deposit facility and reported $1,966,614 of excess net capital on its January 31, 2014 FOCUS Report Part II. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 120% of its required minimum amount.

Proprietary accounts, the assets held at the clearing broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. The Company is exempt from SEC rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

NOTE 9 – SUBSEQUENT EVENTS

There were no subsequent events requiring adjustment to the financial statements or disclosure through February 28, 2014, the date that the Company's financial statements were issued.